SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of February


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated February 19, 2003 pre-announcing results for the fourth quarter of 2002.



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Van der Moolen Pre-Announcement of Fourth Quarter 2002 Results

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 19, 2003--Van der Moolen (NYSE:VDM))(AEX:VDMN.AS):

    -- Approximately (EUR) 6.7 million net income in the fourth quarter of 2002, after net impairment charges of (EUR) 10.1 million

    -- Lower net income expected in first quarter 2003 if current market conditions persist

    --  Share repurchase program initiated

    Van der Moolen, specialist and market maker on the most important American and European equity, option and fixed income platforms, announced that it expects to earn net income for the fourth quarter of 2002 of approximately (EUR) 16.8 million, before an impairment charge of (EUR) 10.1 million in relation to our options activities.
    Net income for the full year 2002 before impairment charges is expected to be (EUR) 68.6 million.
    If market conditions experienced this year to date persist, first quarter 2003 net income is expected to be lower than net income before impairment charges in the fourth quarter 2002.
    Van der Moolen announced the repurchase of some of its common shares to cover its obligations deriving from employee stock option programs.

    Fourth quarter 2002 results

    Fourth quarter 2002 net income, before impairment charges, was approximately (EUR) 16.8 million based on generally accepted Dutch accounting principles. This compares with (EUR) 17.2 million in the third quarter of 2002 and (EUR) 27.6 million in the fourth quarter of 2001.
    Total revenue in the fourth quarter of 2002 came to (EUR) 77 million, 10% below revenues in the third quarter of 2002 and 13% less than in the fourth quarter of 2001. Operating results from our U.S. option trading firms improved compared with the third quarter of 2002 to roughly breakeven.
    The impairment charge of (gross) (EUR) 21.5 million concerns our interest in Cohen, Duffy, McGowan, and reduces net income by (EUR)
10.1 million after tax. Under U.S. GAAP, we have taken a further impairment charge on Van der Moolen Options USA of (EUR) 13.4 million. This further charge is not recognized in the profit and loss account under Dutch GAAP, because under Dutch GAAP the corresponding goodwill was previously charged against Shareholders' Equity. The total effect of impairment charges on our net income calculated in accordance with US GAAP is (EUR) 19.5 million.

    F.M.J. (Fred) Bottcher, Chief Executive Officer of Van der Moolen, commented: "Market volume and volatility limited the trading opportunities available to us in the fourth quarter, resulting in lower results from principal activities. The weakening of the dollar against the euro also had a negative translation effect on our reported results. Although we achieved a further improvement in the earnings of our U.S. option activities, given the change in market structures, we have taken an impairment charge on these two firms.

    On March 6, 2003 we will release the details of our financial statements for the full year of 2002 on the basis of Dutch accounting principles, and a reconciliation of those figures with U.S. GAAP.

    First quarter 2003 developments and dollar exposure

    The current market environment, featuring low trading volumes and limited participation by retail and institutional investors, is restricting our opportunities to trade in the current (first) quarter. We have not relaxed our risk disciplines in response. Consequently, if these conditions persist, we expect our net income from ordinary activities in the first quarter of 2003 to be lower than our net income from ordinary activities before impairment charges in the fourth quarter of 2002.
    In response to the development of the dollar/euro exchange rate and our heavy dependence on income denominated in U.S. dollars, we have for 2003 departed from our normal practice and hedged our expected U.S. dollar net income. Through the purchase of options, we created a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income; the strike on this option is $1.075 per euro, net of hedging costs.

    Share repurchase program

    In accordance with the authorization granted by the General Meeting of Shareholders on April 10, 2002, Van der Moolen will repurchase up to a maximum of 2.3 million of its common shares, to cover its potential obligations deriving from management and employee stock option programs. This concerns a maximum of approximately 6% of total outstanding common shares.
    Depending on market conditions, shares will be purchased from time to time in public markets at prevailing market prices. Limitations will be taken into account with respect to the manner, timing, price and volume of the purchases. The Company reserves the right to suspend or discontinue purchases at any time. Transactions will be executed in compliance with relevant rules and regulations and will be reported as regulation requires.
    For further information please contact: T.L. Schram +31 (0)20 535
6789
    For more information about Van der Moolen, see:
www.vandermoolen.com.

    N.B.:

    CONTACT: Van der Moolen
             T.L. Schram, +31 (0)20 535 6789
             www.vandermoolen.com
                  or
             Taylor Rafferty
             Karen Wagner, 212/889-4350

    On Thursday, March 6, 2003, 16.00 CET, Van der Moolen will hold an analysts' conference call. This will be broadcast over our website, www.vandermoolen.com. Notification of the call will be sent out shortly.
    For more information, please contact Karen Wagner at Taylor
Rafferty, telephone +1 (212) 889 4350.

    Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen's traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM)

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VAN DER MOOLEN HOLDING N.V.

 Date: February 19, 2003                 By: /s/ Friedrich M.J. Bottcher
                                             ---------------------------

                                         name: Friedrich M.J. Bottcher
                                         title: Chairman of the Executive Board

                                         By: /s/ Frank F. Dorjee
                                             ---------------------------

                                         name: Frank F. Dorjee
                                         title: Chief Financial Officer
                                            Member of the Executive Board

                                         By: /s/ James.P. Cleaver, Jr.
                                             ----------------------------

                                         name : James P. Cleaver, Jr.
                                         title: Member of the Executive Board